Mail Stop 3720

April 28, 2006

Mr. Peter A. Ritcher
Chief Financial Officer
Cingular Wireless LLC
5565 Glenridge Connector
Atlanta, GA 30342

      Re: **Cingular Wireless LLC**
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed February 24, 2006
                File No. 1-31673

Dear Mr. Ritcher:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 2- Acquisitions and Dispositions, page 90

Acquisitions, page 90

AT&T Wireless, page 90

1.   We note that you adjusted the fair value of certain property, plant, and equipment acquired in your acquisition of AT&T Wireless based on integration plans approved by management in June and October 2005. You state that these plans and refinements to assumptions resulted in the reduction of the utility and expected lives of these assets. Describe for us in more detail the nature of these changes in assumptions. Clarify for us your basis in the accounting literature for recording these changes as adjustments to the purchase price allocation. If you have applied the guidance in paragraph 40 of SFAS 141 in recording adjustments to the purchase price allocation, tell us the nature of the preacquisition contingencies and what new information was available subsequent to the initial purchase price allocation.   Tell us what consideration you gave to recording these reductions to the carrying value of the assets as an impairment of assets to be held and used under paragraphs 7-9 of SFAS 144 or as a change in estimate relating to the useful lives of the assets under SFAS 154.

Dispositions, page 95

Termination of GSMF Network Infrastructure Joint Venture, page 95

2.   You state that you expect to recognize a net gain on the dissolution of the GSMF joint venture in 2007 upon the completion of the spectrum exchange in 2007. Clarify for us how you accounted for the transactions that closed in 2005. Tell us whether you recognized a gain or loss upon the dissolution of the joint venture and the sale of assets to T-Mobile. In addition, tell us how you determined the value of the four-year purchase commitment of $1.2 billion and clarify whether this agreement affected your accounting for the sale of these assets. Tell us and disclose, in future filings, whether the four-year purchase commitment requires you to purchase minutes at rates other than market value.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director